Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: November 30, 2015

SPROTT COMMENTS ON CENTRAL GOLDTRUST’S AND SILVER BULLION TRUST’S
PROPOSED ETF CONVERSIONS AND DEFINITIVE AGREEMENT WITH PURPOSE INVESTMENTS

Desperate Attempt by the Spicers to Preserve Fees

Proposed Transaction Betrays the Principles of Physical Bullion Investing and
Subjects Unitholders to Increased Risks, including Risk of Significant Redemptions

Previous Bullion Fund to ETF Conversion by Purpose’s Predecessor Resulted in

Immediate and Massive Redemptions

Purpose Investments Can Walk Away With No Penalty After April 30, 2016, and GTU and SBT’s Paid
Financial Advisor Hasn’t Provided a Fairness Opinion on the Transaction

No Credible Reason to Believe that the Proposed ETF Conversions Can Be Completed —

The Transaction May Be Nothing More Than a Defensive Tactic

TORONTO, Nov. 30, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U) and Sprott Physical Silver Trust (NYSE:PSLV) (TSX:PHS.U), today commented on the announcement of a definitive agreement by Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU) and Silver Bullion Trust (“SBT”) (TSX: SBT.UN, SBT.U) with Purpose Investments Inc. (“Purpose Investments”) to convert GTU and SBT into exchange-traded funds (“ETFs”). The proposed conversions to ETFs are being proposed by the trustees of GTU and SBT (the “Trustees”) as supposed alternatives to Sprott’s premium offers to purchase the units of GTU and SBT in exchange for consideration consisting of units of Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively (collectively, the “Sprott offers”).

John Wilson, CEO of Sprott Asset Management, said, “The Purpose Investments transaction is an illogical proposition for GTU and SBT unitholders who made the choice to invest in a security fully backed by physical bullion.  Unitholders should feel betrayed by the Trustees. After suffering from significant underperformance, gross mismanagement and questionable side payments to the Trustees and other friends of the Spicer family, unitholders are now faced with a Spicer-negotiated transaction that protects their fees and hypocritically tries to promote liquidity, marketing support and enhanced asset scale. These qualities are just a few of the benefits that Sprott is offering GTU and SBT unitholders, but at a premium and with certainty. Most importantly, through the Sprott offers, unitholders do not lose the distinct investment quality of holding bullion directly.”

Sprott urges GTU and SBT unitholders to consider the following facts regarding the proposed ETF conversions.

•                  The proposed conversions are a desperate attempt by the Spicers to retain fees. The Spicers would continue to receive millions of dollars annually by retaining 60% of their current fees. These fees are payable for solely providing “bullion asset inventory management” services, likely meaning that the Spicers will simply count bullion bars in a vault - something that Sprott understands currently takes less than a day and occurs two times each year.

•                  Management terms have NOT been settled and the Spicers and Purpose Investments have FINANCIAL ARRANGEMENTS THAT ARE UNDISCLOSED. Unitholders should be aware that the terms surrounding the management of their bullion under the proposed ETF structures remain undetermined and that these terms may ultimately be material and adverse to unitholders. In addition, the Spicers and Purpose Investments have intentionally failed to disclose the particulars of certain put/call arrangements between them. Previous secret payments between the Spicers and certain Trustees have resulted in MILLIONS of dollars in payments to supposedly independent Trustees. Unitholders should approach any transaction involving the Spicers with EXTREME CAUTION due to their previous conduct.

•                  Purpose Investments can abandon the conversions on April 30, 2016. Due to the extensive nature of the approvals and regulatory relief required in connection with the conversions, we believe it is extremely unlikely that they could be completed by April 30, 2016.  The Trustees appear to have essentially granted Purpose Investments a “free look” without any resulting benefit to GTU and SBT unitholders — but certainly at unitholder expense as they are financing this process.

•                  REDEMPTIONS OF GREATER THAN 50% of the fund’s assets in the first three months of trading as an ETF occurred in Purpose Investments’ previous experience in the conversion of bullion funds to ETFs. There is no reason to believe that similar redemptions would not occur at GTU and SBT and it is possible that even LARGER redemptions will occur given the competitive landscape of the bullion ETF market, where GTU and SBT will attempt to compete in an already crowded market.

•                  Spicers and Trustees acknowledge that SIGNIFICANT REDEMPTIONS may occur following any proposed conversion. The Spicers have expressly qualified their supposed reimbursement of squandered unitholder funds by reducing this amount pro rata by redemptions in the first month following conversion. Even the world’s largest gold bullion ETF experienced redemptions of U.S.$2.4 billion and U.S.$4.6 billion over the past one year and three years, respectively.

•                  The proposed discount to management fees, paying for the Spicer led defensive maneuvering and self-initiated and failed lawsuits, would take over five years to be realized.  The ETF conversion could take in excess of nine months to complete once approved, and then it would take approximately five years for the discount to pay for the wasteful spending by the Trustees — AND THAT IS ASSUMING NO REDEMPTIONS, which would extend the timeline of repayment.  Sprott is offering unitholders an immediate and certain premium to account for the significant costs that the Trustees have forced on unitholders to pay for costly lawsuits and expensive advisors to protect the Spicer family and the fees they receive.  As part of the Sprott offers, unitholders will receive a premium of US$0.10 per GTU unit payable in Sprott Physical Gold Trust units and US$0.025 per SBT unit payable in Sprott Physical Silver Trust units — representing approximately $2 million of immediate and certain value.

•                  SIGNIFICANT AND MATERIAL TAX CONSEQUENCES to unitholders may result from redemptions in the proposed ETFs. Although the anticipated tax consequences of the significant redemptions that are likely to occur at GTU and SBT are completely undisclosed, until further details are provided it is reasonable to believe that U.S. UNITHOLDERS ARE LIKELY TO BE SUBJECT TO MATERIAL TAXES.

•                  There is no credible reason to believe that the proposed ETF conversions are capable of completion, or even if capable of completion, that they will be completed in a timely fashion.

Extensive regulatory, stock exchange and other approvals and regulatory relief are ordinarily required in connection with ETF conversions of this nature — GTU and SBT have intentionally failed to disclose the nature of any such approvals or the anticipated timing for any completion of the conversions, which based on historical transactions of this nature, could take in excess of nine months to complete.

•                  Despite claims of superiority to the Sprott offers, NO fairness opinion has been provided with respect to the proposed ETF conversions. This is despite the Trustees having engaged, and have agreed to pay an undisclosed success fee to, a financial advisor. This is highly UNUSUAL for a transaction of this nature and should be a significant “red flag” for unitholders as to whether the proposed conversions are in fact fair to unitholders from a financial point of view.

•                  Trustees have subjected the GTU and SBT unitholders to UNLIMITED and UNNECESSARY RISK. By granting Purpose Investments broad and unlimited (by time or amount) indemnification rights and undertaking to pay expenses in reasonably foreseeable circumstances, the Trustees have placed unitholders and their gold and silver bullion in a significantly riskier position. The Trustees have done so while insulating the Spicers-controlled administrators from many of these risks.

•                  The proposed ETF structure does not allow for the physical redemption of gold or silver, and would introduce a number of intermediaries between unitholders and their bullion investment. Intermediaries put the gold and silver of unitholders at significantly increased risk —   there are no physical redemptions for unitholders, only for select brokers, and the ETF would likely be free to allow for sub-custodial arrangements for bullion.  These risks do not exist at Sprott Physical Gold Trust and Sprott Physical Silver Trust.

•                  It is very likely that there will be no market in the United States for the proposed ETF’s for an extended period of time.  Based on the limited detail about the conversion released so far, we expect that the New York Stock Exchange (“NYSE”) will need to seek approval from the U.S. Securities and Exchange Commission to amend the NYSE rules in order for the units of the new ETF to trade on the NYSE. In Sprott’s experience, this approval process normally takes six to nine months, or longer.  In such case, until the SEC approves the required rule change, the units would not trade on the NYSE.

•                  Purpose Investments specializes in fixed-income investments and the current administrators of GTU and SBT are currently legally prohibited from managing the proposed ETFs. Purpose Investments specializes in fixed-income investments and its largest fund is approximately U.S.$250 million. Sprott is a global leader in precious metals investing with closed-end physical bullion funds alone of approximately U.S.$2.0 billion and more than U.S.$5.5 billion under management.

Added Wilson, “It is important that unitholders understand what Purpose Investments and the Spicer family are not saying: that an ETF conversion has many risks and issues. Similar conversions requiring regulatory and other approvals, took significant time to complete. Also, when Claymore Bullion, Purpose’s predecessor, converted to an ETF, nearly 50% of unitholders redeemed in the first three months as an ETF, reducing the size of the fund by U.S.$400 million and impacting the other holders by increasing the expense ratio by 84%.  An ETF would provide no physical redemption feature and is designed to ensure that GTU and SBT will never again trade at a premium — even in a gold or silver bull market.  Also, the ETF’s bullion would be stored at a commercial bank that can use a series of sub-custodians, meaning you won’t know where your gold is at any given time.”

Concluded Wilson, “GTU and SBT unitholders have a better option through the Sprott offers to preserve the nature of their investment, receive an immediate premium, close the historical discounts to NAV, and participate in a security that trades at, near or above NAV.  With the support of unitholders, we will take the necessary steps to remove the Trustees of GTU and SBT and call a special meeting to allow unitholders to vote on the Sprott offers.  Unitholders have the right to decide and those that support the Sprott offers and have not yet tendered to the offers, we urge you to tender your units today.”

Soliciting Dealer Information

Sprott is committed to providing GTU and SBT unitholders with an opportunity to own a superior product. In order to reach these unitholders, as is common in transactions with a large retail base, Sprott has agreed to pay to each soliciting dealer a solicitation fee of US$0.1358 per GTU unit and US$0.0448 per SBT unit deposited through such soliciting dealer if such unit is either (i) taken-up and paid for under the applicable Sprott offer, or (ii) provided the Merger Transaction (as defined in the applicable Sprott offer) is completed, deemed to be withdrawn from the applicable Sprott offer under the Merger Election (as defined in the applicable Sprott offer), subject to a minimum fee of US$50.00 and a maximum fee of US$1,500.00 with respect to each beneficial unitholder of GTU or SBT and a minimum deposit of 300 GTU units or 1,000 SBT units. Where units deposited and registered in a single name are beneficially owned by more than one person, only one minimum and maximum amount will be applied.

Sprott Private Wealth LP is acting as dealer manager for the soliciting dealer groups in Canada, which groups will consist of members of the Investment Industry Regulatory Organization of Canada and the Toronto Stock Exchange. Sprott Global Resource Investments, Ltd. is acting as dealer manager for the soliciting dealer groups in the United States, which groups will consist of members of the Financial Industry Regulatory Authority.

Inquiries regarding the soliciting dealer groups may be directed to Glen Williams, Director of Communications for the Sprott Group at 1-416-943-4394.

GTU and SBT unitholders who have questions regarding the Sprott offers, are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

For more information, unitholders can visit www.sprottadvantage.com.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Gold Trust and Sprott Physical Silver Trust (together with Sprott Physical Gold Trust, the “Sprott Physical Trusts”) not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on December 7, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable, and executing a written resolution to replace certain of the trustees of GTU and SBT.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension dated November 2, 2015, the Notice of Variation dated November 4, 2015, the Notice of Extension and Change dated November 20, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers and the proposed ETF conversions, the tax consequences of the proposed ETF conversions including in connection with any subsequent redemptions, the anticipated redemptions following any ETF conversion, the anticipated U.S. market for the proposed ETFs following any conversion, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers or replace the trustees of GTU and SBT, the completion of the Merger Transactions, the outcome of any litigation or regulatory proceedings surrounding the Sprott offers, our ability to replace certain trustees of GTU and SBT prior to completion of the applicable Sprott offer and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co

212-687-8080